January 4, 2013

Ms. Stephanie Ciboroski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 Comment letter dated December 13, 2012 regarding Janus Capital Group Inc.’s Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarterly period ended September 30, 2012.

VIA EDGAR

Dear Ms. Ciboroski:

I am writing in response to your letter dated December 13, 2012, setting forth comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the following filings of Janus Capital Group Inc. (“Janus” or “JCG”), Commission File No. 001-15253:

•                  Annual Report on Form 10-K for the fiscal year ended December 31, 2011, and

•                  Quarterly Report on Form 10-Q for the period ended September 30, 2012.

For your convenience, we have reproduced below the full text of each of the Staff’s comments together with our responses.

Janus acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings.  In addition, Janus acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 20

1.              We note the increase in assets subject to performance fees as approved by mutual fund shareholders and the related increasing negative trend of performance fees recognized through September 30, 2012. We also note that you explain the increase in net outflows as being primarily driven by underperformance in fundamental equity and lower demand for active equity strategies. Please clarify the process by which mutual fund shareholders are able to make changes to the agreements in order to add a performance fee component and discuss whether you expect this trend of more mutual fees adding a performance fee component to continue.

Response:  Material changes to investment advisory agreements regarding performance fees can only be made with the approval of both a majority of the shareholders of the mutual funds advised by JCG’s subsidiaries (the “Funds”) and the Funds’ Independent Board of Trustees (“Fund Trustees”).  Approval by shareholders requires an affirmative vote by the majority of outstanding securities of the fund, as defined in the Investment Company Act of 1940.  This requires approval of the lesser of (1) 67% or more of the shares present at the shareholder meeting if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (2) more than 50% of the outstanding shares.

Whether or not the trend of adding performance fees continues for other funds will depend on discussions with the Janus Fund Trustees as they approve initial investment advisory agreements for new funds and negotiate with us regarding whether or not to add performance fees to existing funds.

We will enhance our disclosures in future filings to include the above information.

Quantitative and Qualitative Disclosures about Market Risk, page 30

2.              We note your discussion of market risk summarizes the areas where you are exposed to market risks, but does not provide a sensitivity analysis highlighting the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from one or more hypothetical changes in interest rates or equity prices, except for your discussion of interest rate risk on long-term debt. In order to increase the transparency of this disclosure, please expand your discussion in future filings to provide this information for your other market risk sensitive instruments such as securities, or use one of the other disclosure alternatives outlined in Item 305 of Regulation S-K.

Response:  We will modify our future disclosures related to Quantitative and Qualitative Disclosures about Market Risk to include a sensitivity analysis listing the effects of a 10% increase and decrease in the equity prices of our investment securities subject to equity price fluctuation and the effects of a 100 basis point decline in interest rates on our seeded investment products classified as fixed income securities. We anticipate providing disclosures in future filings similar to those provided below:

The following is a summary of the effect that a hypothetical 10% increase or decrease in equity prices would have on JCG’s investments subject to equity price fluctuations as of September 30, 2012 (in millions):

	Carrying Value	Carrying Value Assuming a 10% Increase	Carrying Value Assuming a 10% Decrease
Investment Securities:
Trading	$98.3	$108.1	$88.5
Available-for-sale	23.8	26.2	21.4
Total	$122.1	$134.3	$109.9

The following is a summary of JCG’s fixed income securities and the effect that a hypothetical 100 basis point decline in interest rates would have on pre-tax income as of September 30, 2012 (in millions):

	Carrying Value	Pre-tax Income Impact of a 100 Basis Point Decline in Interest Rates
Investment Securities:
Trading	$114.3	$1.1
Available-for-sale	6.0	0.1
Total	$120.3	$1.2

Financial Statements and Supplementary Data, page 34

Consolidated Statements of Changes in Stockholders’ Equity, page 41

3.              We note that you have recorded $22.1 million related to “noncontrolling interest in consolidated investment products” during the year ended December 31, 2011. Tell us what this activity represents, and discuss the significant increase in this balance during 2011 as compared to prior years, and the related significant decrease in the balance during the nine months ended September 30, 2012.

Response:  The $22.1 million recorded in “noncontrolling interest in consolidated investment products” represents two components:  (1) the noncontrolling interest (“NCI”) share of changes in market value of consolidated investment products and (2) changes in NCI in consolidated investment products as a result of changes in ownership of those products. Please refer to the following for a summary of the related NCI activity:

	For the nine months ended	For the year ended
	September 30,	December 31,
	2012	2011	2010	2009
Change in NCI in consolidated investment products due to:
Change in market value	$1.7	$(1.5)	$0.5	$1.2
Change in ownership	(18.2)	23.6	2.8	(2.1)
	$(16.5)	$22.1	$3.3	$(0.9)

The $23.6 million increase for the year ended December 31, 2011, noted above was driven by three particular investment products that attracted significant third-party investment during the year ended December 31, 2011.  Increased third-party investment causes an increase in NCI in consolidated investment products.

The $18.2 million decrease for the nine months ended September 30, 2012, noted above was also driven by continued investment by third parties in consolidated investment products.  However, during the nine months ended September 30, 2012, continued third-party investment in the three products noted above reduced our ownership percentage in those products to below 50%, causing a $33.1 million decrease in NCI in consolidated investment products.  We de-consolidate an investment product when our ownership percentage of the investment product drops below 50%.  The $33.1 million decrease was partially offset by a $14.9 million increase in third-party investment in other consolidated investment products.

Prior to 2011, we did not have consolidated investment products attracting the levels of third-party investment as compared with subsequent years, and thus, changes in NCI were notably smaller.

Notes to Consolidated Financial Statements, page 42

Note 2 — Summary of Significant Accounting Policies, page 42

Investment Securities, page 44

4.              We note your disclosure that you periodically add new investment strategies to your investment product offerings by “seeding” or providing the initial cash investment, and that you initially consolidate the seeded investment products and the individual securities within the portfolio are accounted for as trading securities. You then go on to state that you consolidate these investment products as long as you hold a controlling interest in the investment product, defined as greater than 50% ownership. In order to help us better understand these transactions and the related accounting applied, please respond to the following:

•                  Tell us how often you create these new “seeded” investments. For example, quantify the number of new “seeded” products created in 2012, 2011 and 2010.

•                  Describe your typical investment in the “seeded” products. For example, clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.

•                  Tell us how you de-consolidate your investments and describe the related changes to your financial statements upon de-consolidation, including whether any fee revenues are earned from these investments while you consolidate them. Discuss how many of these “seeded” investment products were de-consolidated in 2012, 2011 and 2010.

•                  Clarify whether you determined the “seeded” investment funds to be variable interest entities.

Response:  We create seed investment products to expand our product line and meet market demand.  For the nine months ended September 30, 2012, and for the years ended December 31, 2011 and 2010, we created, or “seeded,” 9, 13, and 11 investment products, respectively.

Our initial seed investment in a new product represents 100% ownership in that product.  The primary purpose of these seed products is to generate an investment performance track record in a product to attract third-party investors.  The investment horizon for our seed investments varies based on a number of factors including, but not limited to, market demand, market conditions and investment performance; however, a majority interest in a product is generally held for three to five years.

Once a successful performance track record is established, we market the product to clients and the product may begin to attract investments from third parties, which reduces our relative ownership percentage in the product.  Once significant third-party investment is attained and we determine that the product is self-sustaining without the seed investment, we remove our seed investment in the product.

As disclosed in Note 2 to JCG’s Form 10-K for the year ended December 31, 2011, seeded investment products are de-consolidated when our investment decreases to 50% or less.  Upon de-consolidation of an investment product, the related third-party interests in balance sheet accounts are removed and future impact to the income statement is limited to fee revenue generated from managing third-party assets and investment gains and losses on our seed investment. We do not recognize any fee revenues associated with our seed investments.

For the nine months ended September 30, 2012, and for the years ended December 31, 2011 and 2010, we de-consolidated five, three, and one investment product(s), respectively.

We have determined that our seeded investment funds do not represent variable interest entities.  Seed investments are made largely in mutual funds, but may also be made in commingled pools and separate accounts.  We have determined mutual funds to be voting interest entities, rather than variable interest entities, and our consolidation of mutual fund seed investments is thereby dictated by our ownership being greater than 50%.  Commingled pools are established as limited liability companies or partnerships, and we apply partnership accounting rules, whereby the managing member or general partner would not consolidate the entity if the members or limited partners carry substantive kick-out rights. All of our commingled pools carry substantive kick-out rights.  Seed investments in separate accounts are 100% owned by JCG and are accounted for as investments in individual securities.

We will enhance our disclosures in future filings to include the above information.

Derivative Instruments, page 45

5.              You state that your derivatives are not classified as hedges for accounting purposes. However, in Note 13, you state that you have entered into and created a fair value hedge to protect against market variability of the underlying deferred compensation obligation, that the hedge effectiveness is assessed quarterly and has been 100% effective since inception which suggests that you are applying hedge accounting as opposed to creating an economic hedge. In future filing, clarify whether this is a hedging instrument or an economic hedge in accordance with ASU 815-10-50-2a.1 and 815-10-50-2a.2.

Response: Under the relevant deferred compensation plan, eligible participants may select Janus-sponsored funds for indexing the returns on their compensation deferrals.  To mitigate market risk on such liabilities, we created a hedge of our obligations under the deferred compensation plan by investing in mutual fund securities consistent with participants’ deferred compensation amounts and mutual fund elections.  While there is no effect on net income, equity or balance sheet line items, we have incorrectly applied hedge accounting by netting changes in market value of the hedge asset with changes in fair value of the liability through the compensation line of our Consolidated Statements of Income. The use of a non-derivative instrument to offset changes in fair value precludes the use of hedge accounting as defined under ASC 815-20-25-71.a.1.  Changes in fair value of the mutual fund securities should have been classified as investment gains or losses and changes in fair value of the liability should have been classified as increases or decreases in compensation.  Thus, the effect on our consolidated financial statements is limited to classification on the Consolidated Statements of Income.

To elaborate on the response, the changes in fair value of the mutual fund securities and the liability to employees are perfectly matched and accordingly, there is no impact to net income.  In addition, the mutual fund securities and liability to employees have been carried at fair value and recorded in the investment securities and other accrued liabilities lines of our Consolidated Balance Sheets, respectively. Retained earnings are also correctly stated in our Consolidated Balance Sheets.  Accordingly, our Consolidated Balance Sheets are correctly stated.

We have assessed the correction in classification of the market gains and losses on investments in mutual fund securities associated with the deferred compensation plan under ASC 250 as well as SAB Topics 1.M and 1.N and consider the impact to our Consolidated Financial Statements to be both quantitatively and qualitatively immaterial in the aggregate and in each previously reported quarterly and annual period.  Market gains on mutual fund securities used to offset changes in the fair value of participant deferrals were $0.2 million, $1.4 million and $2.1 million for the years ended December 31, 2011, 2010 and 2009, respectively.  See response to comment #7 for revised disclosure in future filings regarding the economic hedge of the deferred compensation plan.

Note 12 — Long-Term Incentive Compensation, page 63

6.              On page 64 you provide a table that summarizes your outstanding options. We note that of the 15,000,904 options outstanding at December 31, 2011, only 1,954,233 are exercisable at December 31, 2011. In the discussion above the table, you note that historical long-term incentive awards have been granted with ratable vesting schedules of between three and five years. In accordance with ASC 718-10-50-2.a.1, tell us and revise future filings to disclose the substantive conditions of the underlying awards that would explain why only 1,954,233 options are exercisable at December 31, 2011 despite a weighted average of only 1.7 years over which the remaining compensation cost will be recognized.

Response:  The vesting criteria of stock options granted to employees includes only service conditions.  The 1,954,233 options presented as exercisable represent fully vested and “in-the-money” options.  Vested and “out-of-the-money” options are excluded from this balance.  In determining the number of exercisable options, based on historical experience, we assume that employees will not exercise “out-of-the-money” options.  We disclose the total number of vested or expected to vest options directly below the number of exercisable options.  In future filings, we will clarify our assumption in determining the number of exercisable options by adding the following disclosure:

The number of exercisable options represents instruments for which all vesting criteria have been satisfied and are in-the-money as of the end of the period.

Note 13 — Employee Benefit Plans, page 67

7.              You state that you create a fair value hedge by investing in mutual funds that are consistent with the deferred amounts and mutual fund elections of the participants in order to protect against market variability of the liability. You also state that the notional amount of the fair value hedge is $6.2 million and represents total payroll deferrals. Please clarify whether the “deferred compensation hedge asset” shown disclosed in the table in Note 4 represents the investments in mutual funds that is used to hedge the deferred compensation liability. Additionally, please clarify how the $6.2 million disclosed notional value of the hedge reconciles to the cost or fair value basis shown in this table. Lastly, please clarify whether the “mutual fund share awards” and “deferred compensation hedge asset” shown in the table in Note 4 both represent investments in mutual fund securities that are used to economically hedge the mutual fund share awards and deferred compensation plans, respectively.

Response:  See response to comment #5.  Mutual fund securities are used as an economic hedge to offset the variability in the deferred compensation liability. The cost basis of the economic hedge of the deferred compensation plan is $6.2 million as disclosed in Note 13 of our Form 10-K for the year ended December 31, 2011.  In addition to the deferred compensation plan for certain employees, we offer a separate plan for members of our Board of Directors in which they may elect to defer their director fees and index the deferrals to mutual funds managed by our subsidiaries. We also employ an economic hedge for the deferred director fees plan by investing in mutual fund securities consistent with participant’s deferred amounts and mutual fund elections.  The cost basis of the economic hedge of the deferred director fees plan is $2.4 million.  The aggregate cost basis of both deferred plans is thus $8.6 million, as disclosed in Note 4 of our Form 10-K for the year ended December 31, 2011.

The economic hedging strategy employed for both the deferred compensation plan and the deferred director fees plan are the same as the economic hedging strategy employed for the mutual fund share awards.

We anticipate providing disclosures in future filings similar to those provided below:

JCG maintains deferred compensation plans for certain highly compensated employees and members of its Board of Directors. Eligible participants may defer a portion of their cash compensation and have the ability to earn a return by indexing their deferrals to mutual funds managed by our subsidiaries. We make no contributions to the plan. To protect against market variability of the liability, we create an economic hedge by investing in mutual funds that are consistent with the deferred amounts and mutual fund elections of the participants. Such investments remain assets of JCG.  Changes in market value of the liability to participants are recognized as compensation in our Consolidated Statements of Income and changes in the market value of the mutual fund securities are recognized as investment gains or losses in our Consolidated Statements of Income. At

December 31, 2011, the cost basis of the economic hedge of the deferred compensation plans for employees and directors is $6.2 million and $2.4 million, respectively. The cost basis represents the total amounts deferred by participants.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Condensed Consolidated Financial Statements, page 1

Condensed Consolidated Statements of Changes in Stockholders’ Equity, page 4

8.              We note that $(1.2) million and $0.4 million of “Changes in fair value of redeemable noncontrolling interest” is allocated to nonredeemable noncontrolling interest in subsidiaries during the nine months ended September 30, 2012 and year ended December 31, 2011, respectively. Tell us how this activity relates to the change in fair value of redeemable noncontrolling interests presented on page 9, explain why these amounts are appropriately allocated to the nonredeemable noncontrolling interest, and tell us why none of the change in fair value of redeemable noncontrolling interest was allocated to those interests during 2010 or 2009.

Response:  During the nine months ended September 30, 2012, we reported a $(1.2) million “Change in fair value of redeemable noncontrolling interests” in the Condensed Consolidated Statements of Changes in Stockholders’ Equity, which was related to the vesting of interests with put rights granted to certain employees of one of JCG’s subsidiaries. Interests granted with put rights are classified as nonredeemable NCI until such interests vest.  Upon vesting, interests with put rights are reclassified to redeemable NCI and remeasured from grant date fair value to current fair value.  The reclassification of nonredeemable NCI related to the vesting is included in the table on page 9 of our Form 10-Q for the quarter ended September 30, 2012, in the “Change in fair value” line, because the change represents an increase in redeemable noncontrolling interests. This amount is appropriately allocated to nonredeemable NCI as it represents a decrease in the value of nonredeemable NCI.  In future filings, we will classify the vesting of redeemable interests in a separate line in the Consolidated Statements of Changes in Stockholders’ Equity, “Vesting of nonredeemable noncontrolling interests” rather than including the vesting of redeemable interests net within the “Change in fair value of redeemable noncontrolling interests” line.

During the year ended December 31, 2010, $(1.2) million related to the vesting of interests by employees was included in the “Vesting of Perkins LLC interests” line of the Consolidated Statements of Changes in Stockholders’ Equity.  There were no vesting events associated with redeemable NCI in 2009; therefore no changes in the fair value of nonredeemable noncontrolling interests were reported.

During the year ended December 31, 2011, we reported a $0.4 million “Change in fair value of redeemable noncontrolling interests” in the Consolidated Statements of Changes in Stockholders’ Equity, which was related to a change in the allocation of net income agreed to by all of the owners of our subsidiary Perkins Investment Management LLC (“Perkins”) which was retroactively applied.  This amount does not represent the correction of an error. Because the $0.4 million represents an increase in net income allocated to the nonredeemable NCI in Perkins, it was therefore excluded from the table on page 9 of our Form 10-Q for the quarter ended September 30, 2012, as the table represents the change in value of redeemable noncontrolling interests only. This amount was a one-time adjustment in 2011 resulting from the agreement and thus did not occur in prior years.

Notes to Condensed Consolidated Financial Statements, page 5

Note 4 — Fair Value Measurements, page 8

9.              We note your disclosure that you have classified your investments in seeded investment products as Level 2 when the closing price of any of these securities are denominated in a foreign currency and adjustments are made to capture the effects of any post-closing activity impacting the markets in which they trade. Please respond to the following:

•                  Clarify whether all of the seeded investment product securities classified as Level 2 are classified as Level 2 for this reason. If not, please quantify and explain the circumstances why the other seeded investments products would be classified as Level 2.

•                  Clarify the markets and currencies the majority of these investments are traded on and denominated in to better highlight the factors driving the volatility and necessity to adjust the closing activity.

•                  Provide a representative example of the types of post-closing activities you are capturing in your Level 2 valuation for these securities. As part of your response, please discuss the typical size of the adjustment relative to the closing price.

Response:  In Note 4 of our Form 10-Q for the quarter ended September 30, 2012, we state that the underlying securities of mutual funds and separate accounts may be denominated in a foreign currency and that the closing price of such securities may be adjusted to capture the effects of any post-closing activity impacting the markets in which they trade.  This statement is intended to explain potential significant movements between Level 1 and Level 2 fair value classifications, but is not intended to imply that all seeded investment product securities classified as Level 2 are classified as Level 2 for this reason.  As of September 30, 2012, less than 1% of investment securities classified as Level 2 were classified as Level 2 due to adjustments made to capture post-closing activity impacting the foreign markets.

As of September 30, 2012, approximately 80% of the investment securities classified as Level 2 were fixed income securities.  The values of a majority of fixed income securities are derived from evaluated pricing from independent third-party providers.  Short-term securities with maturities of 60 days or less are valued at amortized cost, which approximates market value and are also categorized as Level 2 in the hierarchy.  Other securities that may be categorized as Level 2 in the hierarchy include, but are not limited to, preferred stocks, bank loans, American Depositary Receipts, and Global Depositary Receipts.

In regards to post-close activity, in some cases, securities denominated in a foreign currency may need to be valued using a systematic fair valuation model provided by an independent third-party to adjust for stale pricing which may occur between the close of certain foreign exchanges and the New York Stock Exchange (“NYSE”).  This occurs infrequently and does not impact a significant amount of JCG’s investment securities classified as Level 2.  Our third-party provider applies a fair valuation factor to foreign equity prices in our mutual funds on days when intraday movement in the Russell 1000 Index is equal to or greater than 0.5%.  For example, a major drop in the NYSE could potentially cause overseas markets to drop when they open the next day.  The fair valuation model would systematically adjust the closing prices for securities in those markets. These adjustments typically range in size from a 10 basis point decrease to a 10 basis point increase. The systematic fair valuation model applies to investments traded in the European and Asian markets in any of the currencies of those markets.

We will enhance our disclosures in future filings to include the above information.

10.       With regard to your disclosure of other assets and liabilities not measured at fair value but for which fair value is disclosed, such as debt, tell us and disclose in future filings, the related level within the fair value hierarchy as required by ASC 820-10-50-2E.

Response:  The fair value of JCG’s debt is determined using Level 2 inputs.  In future filings we will add long-term debt to the fair value hierarchy table in the Fair Value Measurements note under the Level 2 column.  In addition, we have investments in fixed income securities with maturities of 90 days or less which are carried at fair value within the Cash and Cash Equivalents line item of our Consolidated Balance Sheets.  These fixed income securities consist of short-term debt securities and the value of the securities was determined using the amortized cost method which is considered a Level 2 input.   In future filings we will modify our disclosure in the Fair Value Measurements note to include cash equivalents and state that the carrying value of the fixed income securities classified as cash equivalents approximates fair value.

An example of the modified tabular disclosure as of September 30, 2012, is as follows:

	Fair Value Measurements Using:
	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Cash equivalents	$—	$226.4	$—	$226.4

Trading securities:
Seeded investment products	122.5	90.1	—	212.6
Mutual fund share awards	88.5	—	—	88.5
Available-for-sale securities:
Seeded investment products	11.8	18.0	—	29.8
Total investment securities	222.8	108.1	—	330.9

Other assets:
Deferred compensation hedge asset	11.7	—	—	11.7
Total assets	$234.5	$334.5	$—	$569.0

Liabilities
Long-term debt	$—	$542.8	$—	$542.8
Total liabilities	$—	$542.8	$—	$542.8

Redeemable noncontrolling interests	$—	$—	$56.2	$56.2

11.       As required by ASC 820-10-50-2f and further discussed in ASC 820-10-55-105, please enhance your disclosures in future filings to better describe your valuation processes related to your redeemable noncontrolling interests. Specifically, discuss the reporting structure for the group performing the valuation, the frequency and methods for backtesting and calibrating the results, and the process for analyzing fair value measurements.

Response:  Beginning with our Annual Report filed on Form 10-K for the year ended December 31, 2012, we will enhance our disclosures of the valuation processes used for our redeemable noncontrolling interests.  We anticipate providing disclosures similar to those provided below:

INTECH

Redeemable noncontrolling interests in INTECH Investment Management LLC (“INTECH”) are measured at fair value on a semi-annual basis, or more frequently if events or circumstances indicate that material change in fair value of INTECH has occurred. The fair value of INTECH is determined using a discounted cash flow methodology with probability-weighted scenarios. Discounted cash flow analyses are prepared internally within our Finance organization by personnel with appropriate valuation credentials.  In preparing the analyses, we benchmark our valuation metrics such as multiples of earnings against recent market transactions of a similar size and nature to ensure that our estimates are reasonable. The analyses are reviewed by both Janus Finance personnel and holders of NCI in INTECH.  If the valuation is agreed by both JCG and the holders of NCI, we utilize this analysis to value the redeemable noncontrolling interest. If the holders of NCI object to the analysis, a valuation is obtained from a third-party investment bank agreed upon by the interested parties.

Perkins

Redeemable noncontrolling interests in Perkins are measured by a contractual formula intended to represent fair value on a monthly basis.  The output from applying the contractual formula is prepared internally within our Finance organization and is reviewed by both Janus Finance personnel and the holders of NCI in Perkins. In the event either party objects to the valuation determined by the contractual formula, a valuation is obtained from a third-party investment bank agreed upon by the interested parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Assets Under Management and Flows, page 18

12.       We note your disclosure that investment security values are determined using unadjusted or adjusted quoted market prices and independent third-party price quotes. You also state that the value of the majority of the equity and derivative securities underlying your investment products is derived from readily available and reliable market price quotations while the value of the majority of the fixed income securities is derived from evaluated pricing from independent third-party providers. Please respond to the following and expand your disclosures in future filings, as appropriate, to address the following:

•                  Clarify the circumstances and relative frequency with which you would use adjusted quoted market prices as opposed to unadjusted market prices.

•                  Tell us the procedures you perform to validate the pricing received from third-party providers, highlighting any differences between prices obtained from providers in active markets, versus pricing obtained for your fixed income securities.

•                  Provide more discussion around the volume of mutual funds for which you are responsible for pricing securities held within separate and subadvised accounts and discuss the procedures you perform to obtain and validate the pricing utilized.

Response:  The pricing policies for mutual funds advised by the Funds are established by the Funds’ Independent Board of Trustees and are designed to test and validate fair value measurements. We use adjusted quoted market prices to value international equity securities held by the Funds in order to adjust for stale pricing which may occur between the close of certain foreign exchanges and the NYSE via the ITG Systematic Fair Valuation Model (the “Model”).  This occurs infrequently and does not impact a significant amount of JCG’s investment products. A designated market trigger specifies the amount of daily price movement in the Russell 1000 Index that needs to occur before the Model is applied.  The Funds’ Independent Board of Trustees approves implementation of the Model as follows: (1) applying a 0.50% market trigger based on movement in the Russell 1000 Index; and (2) measuring the Russell 1000 Index movement after the daily close of both the Asian and European markets.  The frequency of application of the Model varies.  The application rates for the four most recent quarters are as follows:

•                  Quarter ended December 31, 2011 — 76% of days NYSE was open

•                  Quarter ended March 31, 2012 — 31% of days NYSE was open

•                  Quarter ended June 30, 2012 — 60% of days NYSE was open

•                  Quarter ended September 30, 2012 — 32% of days NYSE was open

JCG performs a number of procedures to validate the pricing received from third-party providers. For actively traded equity securities, prices are received daily from both a primary and secondary vendor.  For fixed income securities, prices are received daily from a primary vendor and weekly from a secondary vendor.  Prices from the primary and secondary vendors are compared to identify any discrepancies.  In the event of a discrepancy, a price challenge may be issued to both vendors.  Securities with significant price changes require additional research, which may include a review of all news pertaining to the issue and issuer and any corporate actions.  All fixed income prices are reviewed by our fixed income trading desk in order to incorporate market activity information available to our traders.  In the event the traders have received price indications from market makers for a particular issue, this information is transmitted to the pricing vendors.

All pricing vendors are subject to an annual on-site due diligence review that includes a detailed discussion about the methodologies used, particularly for evaluated prices, and any changes to the methodologies.

We are generally not the pricing agent for securities held within separate and sub-advised accounts. However, we do perform a daily reconciliation between the pricing performed by the pricing agent and the pricing applied based on our procedures. Any pricing discrepancies noted are sent back to the pricing agent for resolution.

We anticipate providing disclosures in future filings similar to those provided below:

Assets Under Management and Flows

Valuation

The value of assets under management is derived from the cash and investment securities held by JCG’s investment products. Investment security values are determined using unadjusted or adjusted quoted market prices and independent third-party price quotes in active markets.  JCG uses adjusted quoted market prices to value certain international equity securities in order to adjust for stale pricing which may occur between the close of certain foreign exchanges and the NYSE. For debt securities with maturities of 60 days or less, the amortized cost method is used to determine the value. Securities for which market prices are not readily available or are considered unreliable are internally valued using appropriate methodologies for each security type or by engaging third-party specialists. The value of the majority of the equity and derivative securities underlying JCG’s investment products is derived from readily available and reliable market price quotations while the value of a majority of the fixed income securities is derived from evaluated pricing from independent third-party providers.

The pricing policies for mutual funds advised by the Funds are established by the Funds’ Independent Board of Trustees and are designed to test and validate fair value measurements. Responsibility for pricing securities held within separate and subadvised accounts may be delegated by separate or subadvised clients to JCG or another party. JCG validates pricing received from third-party providers by comparing pricing between primary and secondary vendors.  Any discrepancies are identified and resolved.

*              *              *

Please contact Brennan Hughes at 303-336-7440 or me at 303-336-7555 with any further questions or comments.

Sincerely,

/s/ Bruce L. Koepfgen

Bruce L. Koepfgen
Executive Vice President and Chief Financial Officer